FORM 11-K


                                  ANNUAL REPORT
                        PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934


/x/ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934. FOR THE FISCAL YEAR ENDED December 31, 2003.

                                       OR

/ / TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

                        Commission file number 001-10351

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                        PCS U.S. Employees' Savings Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                     Potash Corporation of Saskatchewan Inc.
                             122 - 1st Avenue South
                     Saskatoon, Saskatchewan, Canada S7K 7G3

     PCS U.S.
     Employees' Savings Plan

     Financial Statements as of
     December 31, 2003 and 2002 and for the
     Year Ended December 31, 2003,
     Supplemental Schedule as of December 31, 2003 and
     Independent Auditors' Report

PCS  U.S. EMPLOYEES' SAVINGS PLAN

TABLE OF CONTENTS
--------------------------------------------------------------------------------


                                                                          Page

INDEPENDENT AUDITORS' REPORT                                                1

FINANCIAL STATEMENTS:

   Statements of Net Assets Available for Benefits as of
     December 31, 2003 and 2002                                             2

   Statement of Changes in Net Assets Available for Benefits for the
     Year Ended December 31, 2003                                           3

   Notes to Financial Statements                                           4-7

SUPPLEMENTAL SCHEDULE:

   Form 5500, Schedule H, Part IV, Line 4i--
     Schedule of Assets (Held at End of Year) as of December 31, 2003       8



All other schedules required by Section 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

INDEPENDENT AUDITORS' REPORT


To the Plan Administrator and Participants of the PCS U.S. Employees' Savings Plan:

We have audited the accompanying statements of net assets available for benefits of the PCS U.S. Employees' Savings Plan (the "Plan") as of December 31, 2003 and 2002, and the related statement of changes in net assets available for benefits for the year ended December 31, 2003. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2003 and 2002, and the changes in net assets available for benefits for the year ended December 31, 2003 in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2003 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This schedule is the responsibility of the Plan's management. Such schedule has been subjected to the auditing procedures applied in the audit of the basic 2003 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.



April 29, 2004



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PCS U.S. EMPLOYEES' SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2003 AND 2002
--------------------------------------------------------------------------------


                                                    2003                2002

ASSETS:

  Participant-directed investments (Note 3)       $187,949,279     $166,284,315

  Unsettled trades                                      32,123
                                                  ------------     ------------

NET ASSETS AVAILABLE FOR BENEFITS                 $187,981,402      $166,284,315
                                                  ============     =============


See notes to financial statements.

PCS U.S. EMPLOYEES' SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEAR ENDED DECEMBER 31, 2003
-------------------------------------------------------------------------------


ADDITIONS:
  Contributions:
    Employer contributions                                         $ 2,807,636
    Participant contributions                                        7,713,393
    Rollover contributions                                             166,161
                                                                   -----------

           Total contributions                                      10,687,190
                                                                   -----------

  Investment income:
    Net appreciation in fair value of investments (Note 3)          21,162,967
    Interest and dividends                                           4,573,567
                                                                   -----------

           Net investment income                                    25,736,534
                                                                   -----------

   Net Transfers from Affiliate Plans                                  104,121
                                                                   -----------

           Total additions                                          36,527,845
                                                                   -----------

DEDUCTIONS:
  Benefits paid to participants                                    (14,814,323)
  Administrative expenses                                              (16,435)
                                                                  -------------

           Total deductions                                        (14,830,758)
                                                                  -------------

INCREASE IN NET ASSETS                                              21,697,087

NET ASSETS AVAILABLE FOR BENEFITS:
  Beginning of year                                                166,284,315
                                                                  ------------

  End of year                                                     $187,981,402
                                                                  ============


See notes to financial statements.

PCS U.S. EMPLOYEES' SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2003 AND 2002 AND FOR THE
YEAR ENDED DECEMBER 31, 2003
--------------------------------------------------------------------------------


1.    DESCRIPTION OF PLAN

      The following description of the PCS U.S. Employees' Savings Plan (the "Plan") is provided for general information purposes only. Participants should refer to the Plan Document for more complete information.

      General--The Plan is a defined contribution plan sponsored by PCS Administration (USA), Inc. (the "Company") covering all employees of the Company, PCS Phosphate Company, Inc., PCS Sales (USA), Inc., certain employees of White Springs Agricultural Chemicals, Inc. and certain employees of PCS Nitrogen. The Employee Benefits Committee of the Company controls and manages the operation and administration of the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

      Contributions--Participants may contribute up to 50 percent of base compensation each year, as defined in the Plan, subject to certain Internal Revenue Code limitations. The Company match, which was 100 percent of up to the first five percent of base compensation that participants contribute to the Plan, was eliminated as of August 1, 2003. Participants may also contribute amounts representing distributions from other qualified defined benefit or contribution plans (rollover contributions), which are not eligible for the Company match.

      Participant Accounts--Individual accounts are maintained for each Plan participant. Each participant's account is credited with the participant's contribution, the Company's matching contribution when applicable, and allocations of plan earnings, and is charged with withdrawals, an allocation of plan losses and administrative expenses. Allocations are based on participant earnings or account balances, as defined in the Plan. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

      Investments--Participants direct the investment of their account balances and contributions into various investment options offered by the Plan. The Plan currently offers Potash Corporation of Saskatchewan Inc. ("PCS") Common Stock, twelve mutual funds and one pooled investment stable value fund. The U.S. Government Reserves Fund is used to maintain dividends distributed with the ESOP option and is not available as a participant-directed investment option.

      Vesting--Participants are immediately vested in their account balances.

      Participant Loans--Participants may borrow from their fund accounts up to a maximum amount equal to the lesser of $50,000 or 50 percent of their vested account balance. Loan terms range from one to five years or up to 20 years for the purchase of a primary residence. The loans are secured by the balance in the participant's account and bear interest at two percentage points above the rate for five-year U.S. Treasury Notes on the last day of the preceding quarter in which the funds are borrowed. Loans for the purchase of a primary residence bear interest at the standard lending rate for 20-year fixed rate home mortgage loans. Principal and interest are paid ratably through monthly payroll deductions.

      Payments of Benefits--On termination of service, a participant may elect to receive either a lump-sum amount equal to the value of the participant's vested interest in his or her account; or monthly, quarterly or annual installments over the participant's estimated life span. Other forms of benefits are also provided to participants whose accounts were transferred from other plans. A participant may elect to receive payment of benefits prior to termination of service, as defined in the Plan. Participants may elect to receive their investment in the PCS Stock Fund in cash or in whole shares of PCS Common Stock. The Plan includes an ESOP feature with a dividend payout program whereby participants may elect to receive dividends paid on their vested shares of PCS Common Stock in the PCS Stock Fund.

2.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

      Basis of Accounting--The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.

      Use of Estimates--The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires Plan management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein. Actual results could differ from those estimates. The Plan utilizes various investment instruments, including mutual funds, pooled investment stable value fund, and common stock. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.

      Investment Valuation and Income Recognition--The Plan's investments are stated at fair value. The PCS Common Stock is valued at its quoted market price. Shares of mutual funds are valued at quoted market prices, which represent the net asset value of shares held by the Plan at year-end. The Fidelity Managed Income Portfolio II is valued at the amount of participant and Company contributions plus accrued interest thereon (contract value). Participant loans are valued at the outstanding loan balances.

      The Fidelity Managed Income Portfolio II is a stable value fund that is a commingled pool of the Fidelity Group Trust for Employee Benefit Plans. The portfolio may invest in fixed interest insurance investment contracts, money market funds, corporate and government bonds, mortgage-backed securities, bond funds, and other fixed income securities. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value. The crediting interest rates were 4.12% and 4.64% at December 31, 2003 and 2002, respectively, which were based on the interest rates of the underlying portfolio of assets. The average yield for the year ended December 31, 2003 was 4.31%.

      Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

      Management fees and operating expenses charged to the Plan for investment in the mutual funds are deducted from income earned on a daily basis and are not separately reflected. Consequently, management fees and operating expenses are reflected as a reduction of net appreciation (depreciation) in fair market value of investments for such investments.

      Administrative Expenses--Administrative expenses of the Plan are paid by the Plan or the Plan Sponsor, as provided in the Plan Document.

      Payment of Benefits--Benefit payments to participants are recorded upon distribution. There were no amounts allocated to accounts of participants who have elected to withdraw from the Plan but had not yet been paid at December 31, 2003 and 2002.

      Transfers--Along with the plan, the company also sponsors savings plans for certain union employees. If employees change their union status during the year, their account balances are transferred into the corresponding plan.

3.    INVESTMENTS

      The Plan's investments are shown below. Investments that represent five percent or more of the Plan's net assets available for benefits as of December 31, 2003 and 2002 are marked with an asterisk:

                                                    2003             2002

Fixed Income and Bond Funds:
  Fidelity Managed Income Portfolio II         $ 61,748,565 *   $ 63,989,006 *
  Fidelity Retirement Money Market Portfolio      6,112,264        6,708,160
  Fidelity Institutional Short-
    Intermediate Government Fund                  6,508,618        6,718,784
  Fidelity U.S. Government Reserves Fund              1,153                7
Equity Funds:
  Clipper Fund                                      889,115
  Fidelity Puritan Fund                          12,773,141 *     10,600,623 *
  Fidelity Magellan Fund                         21,087,002 *     16,448,744 *
  Fidelity Growth and Income Portfolio           28,795,862 *     25,102,127 *
  Fidelity Overseas Fund                          4,412,309        2,756,976
  Fidelity Aggressive Growth Fund                14,705,575 *      9,864,562 *
  Fidelity Mid-Cap Stock Fund                     2,132,716        1,048,144
  Fidelity Small Cap Stock Fund                   3,587,804        1,831,058
  Fidelity Spartan US Equity Index Fund          11,898,309 *      9,127,110 *
PCS Common Stock                                  8,499,361        7,251,291
Participant Loans                                 4,797,485        4,837,723
                                               ------------     ------------

Total                                          $187,949,279     $166,284,315
                                               ============     ============

      During 2003, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows:

Fixed Income and Bond Funds:
  Fidelity Institutional Short-Intermediate Government Fund        $   (46,236)
Equity Funds:
  Clipper Fund                                                          73,262
  Fidelity Puritan Fund                                              1,804,659
  Fidelity Magellan Fund                                             3,970,288
  Fidelity Growth and Income Portfolio                               4,345,635
  Fidelity Overseas Fund                                             1,249,436
  Fidelity Aggressive Growth Fund                                    3,477,039
  Fidelity Mid-Cap Stock Fund                                          401,665
  Fidelity Small Cap Stock Fund                                        950,113
  Fidelity Spartan US Equity Index Fund                              2,478,407
PCS  Common Stock                                                    2,458,699
                                                                   -----------
Net appreciation of investments                                    $21,162,967
                                                                   ===========

4.    RELATED-PARTY TRANSACTIONS

      Certain Plan investments are shares of mutual funds managed by Fidelity Management Trust Company ("Fidelity"). Fidelity is the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions. Fees paid by the Plan for the investment management services were included as a reduction of the return earned on each fund.

      At December 31, 2003 and 2002, the Plan held 98,281.235 shares and 114,031.932 shares, respectively, of common stock of Potash Corporation of Saskatchewan, the parent company of the Plan sponsor, with a cost basis of $7,172,440 and $8,303,689, respectively. During the year ended December 31, 2003, the Plan recorded dividend income of $110,700.

5.    PLAN TERMINATION

      Although it has not expressed any intention to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions set forth in ERISA. In the event that the Plan is terminated, participants would remain 100 percent vested in their accounts.

6.    FEDERAL INCOME TAX STATUS

      The Internal Revenue Service has determined and informed the Company by a letter dated November 13, 2001, that the Plan was designed in accordance with applicable Internal Revenue Code requirements. The Plan has been amended since receiving the determination letter. However, the Company and Plan administrator believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code and continues to be tax-exempt. Therefore, no provision for income taxes has been included in the Plan's financial statements.

                                     ******


PCS U.S. EMPLOYEES' SAVINGS PLAN

FORM 5500, SCHEDULE H, PART IV, LINE 4i-
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2003
------------------------------------------------------------------------------------------------------------------------------------


                                                         Description of Investment,
                                                         Including Maturity Date,
            Identity of Issue, Borrower,              Rate of Interest, Collateral,                              Current
              Lessor, or Similar Party                    Par, or Maturity Value                 Cost**           Value

      SHARES OF REGISTERED INVESTMENT COMPANIES:
        Pacific Financial Research              Clipper Fund                                                  $   889,115
    *   Fidelity Management Trust Company       Puritan Fund                                                    12,773,141
    *   Fidelity Management Trust Company       Magellan Fund                                                   21,087,002
    *   Fidelity Management Trust Company       Growth and Income Portfolio                                     28,795,862
    *   Fidelity Management Trust Company       Overseas Fund                                                    4,412,309
    *   Fidelity Management Trust Company       Aggressive Growth Fund                                          14,705,575
    *   Fidelity Management Trust Company       Retirement Money Market Portfolio                                6,112,264
    *   Fidelity Management Trust Company       Mid-Cap Stock Fund                                               2,132,716
    *   Fidelity Management Trust Company       Small Cap Stock Fund                                             3,587,804
    *   Fidelity Management Trust Company       Spartan US Equity Index Fund                                    11,898,309
    *   Fidelity Management Trust Company       Institutional Short-Intermediate Government Fund                 6,508,618
    *   Fidelity Management Trust Company       U.S. Governement Reserves Fund                                       1,153

      COMMINGLED POOL:
    *   Fidelity Management Trust Company       Managed Income Portfolio II                                     61,748,565

    * POTASH CORPORATION OF SASKATCHEWAN        PCS Common Stock, 98,281.235 shares                              8,499,361

    * PARTICIPANT LOANS                         Due 2004 through 2026; interest rates
                                                  ranging from 4.75% to 9.250%                                $  4,797,485
                                                                                                              ------------


      TOTAL ASSETS HELD FOR INVESTMENT                                                                        $187,949,279
                                                                                                              ============

* Party in interest.

** Cost information is not required for participant-directed investments and, therefore, is not included.



                                  SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                           PCS U.S. Employees Savings Plan
                                         -------------------------------------
                                                 (Name of plan)

Date:  June [  ], 2004                           /s/ Barbara Jane Irwin
      -------------------                -------------------------------------
                                                   Barbara Jane Irwin
                                         Senior Vice President, Administration
                                              PCS Administration (USA), Inc.
                                                  as Plan Administrator

                                                   EXHIBIT INDEX


Exhibit Number                    Description of Exhibit
------------------------    ----------------------------------------------------

23.1                              Consent of Deloitte & Touche, L.L.P.